NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by PowerShares Exchange-Traded Fund Trust (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

PowerShares Lux Nanotech Portfolio (suspended: 2/19/2014) symbol: PXN

PowerShares Dynamic MagniQuant Portfolio (suspended 2/19/2014) symbol: PIQ

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that, on February 25, 2014, the issuer liquidated the securities listed above at rates of $8.35499 and $37.85437 per unit, respectively. Accordingly, trading in the issues was suspended before the opening on the date specified above.